Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, SPRING 2016

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.

COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 29, 2016. Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 15-16	F/Y 14-15
SALES	$8,326,147	$6,566,338
NET INCOME	$1,181,604	$391,754
EARNINGS PER SHARE	35¢	12¢

NINE MONTHS	F/Y 15-16	F/Y 14-15
SALES	$26,619,109	$19,822,815
NET INCOME	$3,115,911	$1,288,373
EARNINGS PER SHARE	92¢	39¢

SHARES OUTSTANDING	3,397,613	3,344,778

The Company is performing very well, with shipments through the year to date at record levels. New order bookings for seismic sales are flat, and it appears that developers are delaying projects due to an uncertain U.S. economy. Aerospace orders remain steady. The Company’s firm order backlog has decreased to $19.5 million compared to $23.6 million at the end of the second quarter, and $30.3 million at the end of the third quarter last year.
ITEM: NEW ORDERS – SEISMIC AND WIND

The following new orders have been received recently for the Company’s seismic and wind control products:

▪	Hotel Nikko – San Francisco, CA
▪	Nova Academy – Santa Ana, CA
▪	Robert A. Young Federal Building – St. Louis, MO
▪	Dongpin Waterway Bridge – China
▪	Power Plant Facility – China
▪	Farglory O1 Building – Taiwan, ROC
▪	Farglory H-132 Building – Taiwan, ROC
▪	Oscar Ji-Lin Building – Taiwan, ROC

ITEM:	NEW ORDERS – AEROSPACE AND DEFENSE

Major new contracts include:

▪	NASA Orion Space Program

A previous research project funded by NASA has resulted in a development contract for a critical safety system for the manned Orion Space Vehicle. This is expected to be a multi-year program with incremental funding.

▪	Shipboard Radars

Follow-on orders were received for 10 shipsets of antenna shock isolation systems for this long-term U.S. Navy program.

▪	Satellite Tracking Radars

Orders were received for shock isolators for 4 systems of a large ground based satellite tracking radar for the U.S. Government.

▪	Shipboard Defense System

Follow-on orders were received from the U.S. Navy for 6 shipsets of shock isolators for a production shipboard defense missile system.

ITEM:	NEW PATENT RECEIVED

In December, a second U.S. Patent was received on the Company’s Negative Stiffness System for tall buildings subjected to seismic wind storm events. This new patent, US 9,206,616, is in addition to an earlier patent issued in 2014. The negative stiffness concept is an engineering technology which allows a building to be relatively stiff and not sway excessively during wind storms. However, under an earthquake input, the building becomes relatively soft – making it more resilient during the seismic input. When the negative stiffness devices are combined with our fluid viscous earthquake dampers, optimum performance is obtained passively for the building without the requirement for any external control systems. The most important elements in the negative stiffness system are Taylor Devices Modular Machined Springs. Those one-off spring designs can be made into virtually any size or shape without metallurgical limitations which occur with conventional spring designs. The patents on the negative stiffness devices originated with joint research projects of Taylor Devices and the State University of New York at Buffalo.

ITEM: RESEARCH PAPER PUBLISHED

Taylor Devices has been involved for the past few years in a long-term joint research project with Iowa State University and Lehigh University, on a controllable friction braking system for buildings. The basic design is now in its second generation and makes use of an electronic control system added to what is typically called a band brake. The advantage of this system compared to competing technologies is the fact that extremely low control power is needed. Indeed, a small battery pack runs the control system which can regulate the output of a friction element putting out 50-100 tons of output force.

A research paper of this emergent technology has recently been published in the journal “Engineering Structures”, and is entitled “High Capacity Variable Friction Damper Based on Band Brake Technology”. The authors are Austin Downey, Liang Cao, and Simon Laflamme of Iowa State University, James Ricles of Lehigh University, and Douglas Taylor of Taylor Devices.

Patents are being applied for on this new product.

ITEM: UPDATE ON ASSEMBLY AND TEST AREA EXPANSION

As announced in the Company’s 2015 Annual Report, an expansion of the assembly and test building at our Tonawanda Island site is in process – due to the ever larger physical size of our seismic dampers. Construction on a 10,000 sq. ft. addition is now in work, with foundations being poured as a first step. This new addition will feature a 35 ft. building height and a vertical assembly pit set well below grade to allow dampers in the 45 ft. length range to be assembled and tested. The need for the assembly pit running below the normal floor level was required due to local zoning ordinance mandating a 35 ft. height restriction on waterfront building construction.

In addition, the former small machine shop area at the Tonawanda Island site is being repurposed for use as an assembly area for small and medium size aerospace products. The machines had previously been moved to the Company’s Buffalo Bolt site on the mainland. Since the machine shop had been in continuous use since 1960, more than a half-century of dirt and grime had to be removed before adding new interior wall panels and a dropped ceiling to meet the Company’s requirements for assembly cleanliness.

The building addition is scheduled for completion by August 1, 2016 and the machine shop repurposing is due for completion by May 1, 2016. Both projects are being done with the Company’s internal funds.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President